UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Renren Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

759892300**
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 759892300 has been assigned to the American depositary shares (“ADSs”) of Renren Inc. (the “Issuer”), which are quoted on the New York Stock Exchange under the symbol “RENN.” Each ADS represents 45 Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759892300	13G	Page 2 of 5 Pages

SCHEDULE 13G

CUSIP No. 759892300

1	Names of Reporting Person
James Jian Liu
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
69,003,534 ordinary shares(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
69,003,534 ordinary shares(1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
69,003,534 ordinary shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
8.4%(2)
12	Type of Reporting Person (See Instructions)
IN

(1) Representing (i) 33,745,322 Class A ordinary shares; (ii) 31,365,090 Class A ordinary shares represented by 697,002 ADSs; and (iii) 3,893,122 Class A ordinary shares issuable to the reporting person upon vesting of restricted share units within 60 days of December 31, 2022.

(2) Calculation is based upon the sum up of (i) 815,936,577 Class A ordinary shares outstanding as of March 31, 2022, as reported in the Issuer’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 2, 2022 and (ii) 3,893,122 Class A ordinary shares issuable to the reporting person upon vesting of restricted share units within 60 days of December 31, 2022.

CUSIP No. 759892300	13G	Page 3 of 5 Pages

ITEM 1(a).	NAME OF ISSUER:

Renren Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2828 N. Central Avenue Fl 7,

Phoenix, Arizona, 85004

USA

ITEM 2(a).	NAME OF PERSON FILING:

James Jian Liu

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

James Jian Liu

4/F, Tower D, Building 15

No.5 Jiangtai Road

Chaoyang District, Beijing 100015
People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

People’s Republic of China

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value US$0.001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

ITEM 2(e).	CUSIP Number:

759892300

This CUSIP number applies to the American depositary shares of the Issuer, each representing 45 Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the reporting person is provided as of December 31, 2022.

CUSIP No. 759892300	13G	Page 4 of 5 Pages

Reporting Person	Amount beneficially owned(1):	Percent of class(2):	Percent of aggregate voting power(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
James Jian Liu	69,003,534	8.4%	8.4%	69,003,534	0	69,003,534	0

(1) Representing (i) 33,745,322 Class A ordinary shares; (ii) 31,365,090 Class A ordinary shares represented by 697,002 ADSs; and (iii) 3,893,122 Class A ordinary shares issuable to the reporting person upon vesting of restricted share units within 60 days of December 31, 2022.

(2) Calculation is based upon the sum up of (i) 815,936,577 Class A ordinary shares outstanding as of March 31, 2022, as reported in the Issuer’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 2, 2022 and (ii) 3,893,122 Class A ordinary shares issuable to the reporting person upon vesting of restricted share units within 60 days of December 31, 2022. Each Class A ordinary share is entitled to one vote.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATION

Not applicable

CUSIP No. 759892300	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

By:	/s/ James Jian Liu
Name:	James Jian Liu